SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 15, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on December 15, 2004

Toronto • 15 December 2004

THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN OR INTO
THE UNITED STATES OR OVER UNITED STATES WIRE OR NEWS SERVICES

ING Canada completes IPO

ING Canada Inc. today announced the completion of its initial public offering of 34,880,000 common shares for gross proceeds of CDN$ 907 million.

ING Canada has also granted the underwriting syndicate an option to purchase up to 5,232,000 common shares within the next 30 days from the closing at the original issue price of CDN$ 26.00 to cover over-allotments, if any, and for market stabilization purposes. If the option is exercised in full, the gross proceeds of the IPO will amount to CDN$ 1,04 billion.

After the completion of the IPO, ING Groep N.V. will hold 72.9% of the 128,500,000 issued and outstanding common shares of ING Canada, which will reduce to 70.0% if and when the underwriters exercise in full the over-allotment option.

ING Canada is the largest provider of property and casualty insurance in Canada based on direct premiums written in 2003. ING Canada’s principal insurance products are automobile, property and liability insurance, which it provides primarily to individuals and small to medium sized businesses through its insurance subsidiaries across Canada.

Merrill Lynch Canada Inc. and CIBC World Markets Inc. were the co-lead managers of the underwriting syndicate, which also included BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., UBS Securities (Canada) Inc., National Bank Financial Inc. and HSBC Securities (Canada) Inc.

Press enquiries: Gilles Gratton, ING Canada +1-416-217-7206,

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification under the securities laws of any such jurisdiction. The Common Shares have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act.

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking statements. The words “may”, “will”, “would”, “should”, “could”, “expects”, “plans”,

“intends”, “anticipates”, “believes”, “estimates”, “predicts”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: our ability to implement our strategy or operate our business as we currently expect; our ability to accurately assess the risks associated with the insurance policies that we write; adverse capital market developments or other factors which may affect our investments; the cyclical nature of the P&C insurance industry; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve cost savings anticipated from the acquisition of Allianz Canada; uncertainties associated with our acquisition of Allianz Canada; the substantial influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependency on the results of operations of our subsidiaries; the lack of a trading history of, and the current absence of a liquid market for, our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated: December 15, 2004